SENSUS HEALTHCARE, INC

851 Broken Sound Parkway
Boca Raton, FL 33487

May 31, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amanda Ravitz, Assistant Director

Re:	Sensus Healthcare, Inc. — Request for Acceleration

Registration Statement on Form S-1

File No. 333-209451

Dear Ms. Ravitz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), 1st United Bancorp, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective at 4:00 p.m. Eastern Time, on Thursday, June 2, 2016, or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to David Scileppi of Gunster, Yoakley & Stewart P.A. at (954) 713-6433.

Yours truly,

Sensus Healthcare, Inc.

/s/ Arthur Levine

Name: Arthur Levine

Title: Chief Financial Officer

cc:	David C. Scileppi, Esq.

Gunster, Yoakley & Stewart P.A.